October 11, 2013

United States Securities and Exchange Commission

450 Fifth Street N.W.

Washington, DC 20549

Attn: Gabriel Eckstein, Staff Attorney

Re:	Hauppauge Digital Inc.

Preliminary Proxy Statement on Schedule 14A

Filed September 30, 2013

File No. 000-13550

Dear Mr. Eckstein:

Please find below the response of Hauppauge Digital Inc. (the “Company”) to the comment raised by the Staff of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Staff”) in the Staff’s letter dated October 1, 2013 regarding the Staff’s review of the Preliminary Proxy Statement on Schedule 14A, filed September 30, 2013 (the “Proxy Statement”). The Company’s response follows the Staff’s original numbered comment below.

Proposal 1: Reverse Stock Split

Purpose and Background of the Reverse Stock Split, page 12

1.	Comment: You disclose in this and the proposal immediately following that you are “currently exploring the possibility of a ‘PIPE’ or other financing.” Please tell us with specificity what steps you have taken in this regard to obtain PIPE or other financing. To the extent you have specific plans, proposals or arrangements to use any of the newly available shares of common stock if either of the proposals is approved to pursue a financing transaction, additional disclosure may be required regarding any such plans. Refer to Securities Act Rule 135(c) for additional guidance.

Response: As disclosed in the Proxy Statement, per NASDAQ’s directive, on or before November 4, 2013, the Company must close a financing and the resulting proceeds must bring stockholders’ equity to above $2.5 million in order to meet The NASDAQ Capital Market’s stock equity maintenance listing criteria. As further disclosed in the Proxy Statement, the Company is exploring the possibility of a “PIPE” or other financing which could include the issuance of its common stock and/or other equity or debt securities convertible or exercisable into its common stock. However, no assurances can be made that the Company will be able to obtain such financing on terms favorable to it, if at all. The Company’s disclosure regarding the status of its financing efforts is based on the following factors, which the Company believes is in a state of flux: The Company has and is involved in discussions with a potential placement agent whom it has not formally engaged at this time regarding a possible financing. Those discussions have not resulted in any definitive plans, or arrangements and are in the developmental stages. Initially, a convertible preferred stock PIPE structure was discussed with the placement agent, but that was not viable because the Company has no preferred stock authorized, and the Company would not be able to get stockholder approval to amend its Certificate of Incorporation to authorize preferred stock on a timely basis to conduct such an offering within the time frame to meet deadlines imposed by NASDAQ to raise capital to comply with The NASDAQ Capital Market’s stockholders’ equity Iisting maintenance criteria. A possible common stock and warrant structure is currently under general discussion with the placement agent, but no definitive proposal regarding such a structure has been made, and we cannot conclude that such a structure or any other financing structure will be reached with this placement agent. As the Company has disclosed in its 10-Q for the period ending June 30, 2013, the Company is also working to develop a strategy to address its continuing operating losses and loss of sales, and the Company has retained Corporate Fuel Advisors, an investment bank and advisory firm, to assist the Company in considering and pursuing strategic alternatives, including possible additional financing to fund its capital needs and the restructuring of its business, but nothing specific has been discussed in this regard. Accordingly, the Company currently has no definitive financing structure in place, and no specific plans, proposals or arrangements with respect to use any of the newly available shares of common stock if either of the proposals is approved to pursue a financing transaction any such financing. The Company proposes to revise the disclosure in its definitive proxy statement substantially as follows:

“We are currently exploring the possibility of a “PIPE” or other financing which could include the issuance of our common stock and/or other equity or debt securities convertible or exercisable into our common stock. The Company is involved in discussions with a potential placement agent whom it has not formally engaged at this time regarding a possible financing. Those discussions have not resulted in any definitive plans or arrangements and are in the developmental stages. Company has also been working to develop a strategy to address its continuing operating losses and loss of sales, and the Company has retained an investment bank and advisory firm to assist the Company in considering and pursuing strategic alternatives, including possible additional financing to fund its capital needs and the restructuring of its business, but nothing specific has been discussed with in regard to any financing. Accordingly, as of the date of this proxy statement the Company has no definitive financing structure in place, and no specific plans, proposals or arrangements to use any of the shares of common stock which may be newly available if the proposal regarding a reverse stock split is approved, to pursue a financing transaction or any such financing. However, in the event that the Company does secure financing, it is possible that the Company may use newly available shares for that purpose. No assurances can be made that we will be able to obtain such financing on terms favorable to us, if at all.”

We propose to make consistent disclosure under the proposal regarding the authorization of a class of preferred stock.

Additionally, in support if its response, the Company acknowledges that:

1.	the Company is responsible for the adequacy and accuracy of the disclosure in the Proxy Statement;

2.	the Staff comments or changes to disclosure in response to the Staff comments do not foreclose the Commission from taking any action with respect to the Proxy Statement; and

3.	the Company may not assert the Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Gerald Tucciarone
Gerald Tucciarone
Chief Financial Officer

cc:	Steven J. Kuperschmid, Esq.